UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE:

In connection with Birks & Mayors Inc.’s (the “Company”) previously announced cost-reduction initiatives, the Company, on April 30, 2009, eliminated an additional 73 full-time positions as part of a strategic staff downsizing, resulting in an estimated annualized savings of approximately $2.5 million. The staff downsizing is the result of a comprehensive, company-wide efficiency study the Company conducted with the assistance of an outside retail consulting group. The strategic staff downsizing includes a significant reduction of the Company’s manufacturing staff in its Rhode Island facility as well as staff reductions in the Company’s retail stores and corporate offices due to the decrease in consumer demand associated with the severe economic slow down in the United States and Canada and the Company’s decision to consolidate more of its production activities into its Montreal facility. As a result of this staff reduction, combined with the position eliminations and salary reduction program the Company announced in January 2009, the Company has eliminated approximately 150 positions, or 15% of its workforce, and will reduce its operating expenses by approximately $9.5 million on an annualized basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: May 1, 2009		Senior Vice President and Chief Financial Officer